Exhibit 99.1
NEWS RELEASE
RITCHIE BROS. AUCTIONEERS REPORTS CONTINUED STRONG
EARNINGS IN THE SECOND QUARTER AND INCREASES DIVIDEND
FOR IMMEDIATE RELEASE: August 7, 2009
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA) announces net earnings for the six months ended June 30, 2009 of $58.7 million, or $0.56 per diluted share, and adjusted net earnings of $58.1 million, or $0.55 per diluted share. This compares to adjusted net earnings of $53.2 million, or $0.50 per diluted share, for the first half of 2008. Adjusted net earnings is a non-GAAP financial measure and is defined below. Financial statement net earnings for the first half of 2008 were $62.3 million, or $0.59 per diluted share. The Company conducted 92 industrial auctions in 10 countries throughout North America, Europe, the Middle East and Australia during the first half of 2009, and set seven regional gross auction proceeds records. The Company also opened three auction facilities in the first half of 2009 as it continued its global auction site expansion program. All dollar amounts in this release are presented in United States dollars.
Quarterly dividend
The Company’s Board of Directors is also announcing the declaration of a quarterly cash dividend of $0.10 per common share payable on September 11, 2009 to shareholders of record on August 21, 2009, representing an 11% increase over the Company’s previous quarterly dividend.
Gross auction proceeds and auction revenues
Gross auction proceeds for the six months ended June 30, 2009 were $1.91 billion, 2% lower than the first half of 2008. Auction revenues were $204.1 million for the six months ended June 30, 2009, a 4% increase compared to the first half of 2008. Gross auction proceeds and auction revenues in local currency, being mainly the US, Canadian and Australian dollar and the Euro, increased 6% and 14%, respectively, compared to the first half of 2008. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 10.70% in the first half of 2009, compared to 10.14% in the first half of 2008.
The Company achieved gross auction proceeds of $1.11 billion in the second quarter of 2009, representing a 5% decrease compared to the second quarter of 2008. Auction revenues were $120.5 million for the three months ended June 30, 2009, compared to $115.8 million for the second quarter of 2008, an increase of 4%. The Company’s auction revenue rate was 10.86% for the second quarter of 2009, higher than the auction revenue rate of 9.95% in the second quarter of 2008 mainly due to the superior performance of its underwritten business.
Net earnings
Net earnings for the three months ended June 30, 2009 were $38.8 million, or $0.37 per diluted share, compared to net earnings for the three months ended June 30, 2008 of $45.9 million, or $0.43 per diluted share. Adjusted net earnings for the three months ended June 30, 2009 were $38.8 million, or $0.37 per diluted share, which represented a 2% increase over the adjusted net earnings for the three months ended June 30, 2008 of $37.9 million, or $0.36 per diluted share.
Numbers of bidders, buyers and sellers
The Company had over 177,000 bidder registrations at its unreserved industrial auctions in the first half of 2009, of which almost 51,000 were successful buyers. In the first half of 2008, the Company had almost 140,000 bidder registrations, of which over 41,000 were buyers.
Ritchie Bros. worked with a large number of truck, equipment and other asset sellers in the first half of 2009, selling over 148,000 lots on behalf of over 18,000 consignors. In the first half of 2008, Ritchie Bros. sold close to 123,000 lots for over 18,000 consignors.

Average Ritchie Bros. auction
The Company’s auctions varied in size over the 12 months ended June 30, 2009, but the average Ritchie Bros. industrial auction attracted almost 1,700 bidders who competed for over 1,400 lots consigned by 185 consignors. For the 12 months ended June 30, 2008, the average industrial auction attracted over 1,400 bidders, who competed for over 1,400 lots consigned by 193 consigners. The average gross auction proceeds per industrial auction for the 12 months ended June 30, 2009 was approximately $17.6 million (12 months ended June 30, 2008 — $17.8 million).
Online bidding statistics
Ritchie Bros. sold almost $425 million of trucks, equipment, and other assets to online bidders during the first half of 2009, representing a 15% increase compared to the first half of 2008 (first half of 2008 — almost $370 million). More than 115,000 customers from almost 190 countries have now registered and received approval to bid online at Ritchie Bros. auctions (June 30, 2008 — more than 89,000 customers from almost 180 countries). Internet bidders represented approximately 30% of the total registered bidders at Ritchie Bros. industrial auctions for the six month period ended June 30, 2009, and they were the buyer or runner up bidder on 34% of the lots offered online at these auctions (first half of 2008 — 29%). Since launching its real-time online bidding service in 2002, the Company has now sold almost $2.7 billion worth of trucks, equipment, and other assets to online bidders (June 30, 2008 — $2.1 billion).
Summary comments
“Our commitment to executing our long-term growth strategy resulted in another strong billion-dollar quarter for Ritchie Bros.,” said Peter Blake, Ritchie Bros.’ CEO. “We’ve achieved record year-to-date auction revenues and reduced general and administrative expenses, resulting in a 12% increase in earnings from operations for the first six months of the year. These results are a testament to the hard work and commitment of our employees worldwide, as well as the strength of our business model, which emphasizes long-term stable growth and expansion, wise use of company resources and the importance of delivering value and exceptional service to buyers and sellers of equipment.”
Mr. Blake continued: “We’ve seen two noticeable worldwide trends recently: there’s more used equipment coming to market and more people are turning to our fair, transparent unreserved public auctions to meet their equipment needs. We’re selling more lots, attracting more bidders and continuing to conduct record-breaking auctions in what many people would describe as a challenging market. Buyers and sellers of used equipment are turning to Ritchie Bros. in increasing numbers, and the investments we’ve made in developing our salesforce and expanding our global network of auction sites have enabled us to handle and benefit from that growth. We’re pleased with our progress and believe we are on track to meet our goals for 2009.”
The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and significant foreign exchange gains or losses resulting from financing activities that are not expected to recur, and has provided a reconciliation below. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings as defined above for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and identifies the impact of items which the Company does not consider to be part of its normal operating results.
Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.

About Ritchie Bros.
Established in 1958, Ritchie Bros. Auctioneers (NYSE and TSX: RBA) is the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. The Company has over 110 locations in more than 25 countries, including 39 auction sites worldwide. Ritchie Bros. sells, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. The Company maintains a web site at www.rbauction.com and sponsors an equipment wiki at www.RitchieWiki.com.

Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its 2009 first half financial results at 8:00am Pacific Time (11:00am Eastern Time) on August 7, 2009. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; growth and demand for our services during challenging economic times; development of our sales force; operating leverage; and auction site network expansion. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s online bidding initiatives; economic and other conditions in local, regional and global markets; ongoing access to capital; our ability to attract and retain key employees, develop additional auction sites and successfully execute our strategic initiatives; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2008 and for the six months ended June 30, 2009, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Operations	Six months ended	Six months ended
(Amounts in table and related footnotes are in USD	June 30, 2009	June 30, 2008
thousands, except share and per share amounts)	(unaudited)	(unaudited)

Gross auction proceeds	$1,907,622	$1,945,515

Auction revenues	$204,134	$197,216
Direct expenses	24,966	26,496

	179,168	170,720

Expenses
Depreciation and amortization	14,596	11,587
General and administrative (1)	81,202	84,927

Earnings from operations	83,370	74,206

Other income (expense)
Interest expense	(226)	(514)
Interest income	1,220	2,346
Foreign exchange gain (1) (2)	530	2,445
Gain (loss) on disposition of capital assets (3)	(97)	7,310
Other income	698	677

Earnings before income taxes	85,495	86,470

Income taxes	26,769	24,144

Net earnings (2) (3)	$58,726	$62,326

Net earnings per share	$0.56	$0.60
Net earnings per share — diluted	$0.56	$0.59

Weighted average shares outstanding	104,981,514	104,635,006
Diluted weighted average shares outstanding	105,590,921	105,730,812

Net earnings in accordance with Canadian GAAP	$58,726	$62,326
Less: after-tax foreign exchange impact of financing transactions (2)	(664)	(1,799)
Less: after-tax gain on sale of property (3)	—	(7,295)

Adjusted net earnings	$58,062	$53,232

Adjusted net earnings per share	$0.55	$0.51
Adjusted net earnings per share — diluted	$0.55	$0.50

(1)	Figures have been reclassified to conform with presentation adopted at December 31, 2008.

(2)
Net earnings for the first half of 2009 included a foreign exchange gain of $759 ($664 after tax, or $0.01 per diluted share) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The equivalent amount in the first half of 2008 was a foreign exchange loss of $781 ($668 after tax, or $0.01 per diluted share). The bank debt was assigned in January 2009 to a U.S. dollar denominated subsidiary to eliminate this foreign exchange exposure. In addition, the foreign exchange gain recorded in the first half of 2008 included the reclassification to net earnings of foreign currency translation gains of $2,769 ($2,467 after tax, or $0.02 per diluted share). These gains were previously recorded in the cumulative translation adjustment account and were reclassified in the first half of 2008 as a result of the settlement of a number of foreign currency denominated intercompany loans that had been considered long-term in nature. No long-term intercompany loans were settled in the first half of 2009 that resulted in a significant foreign exchange adjustment. The Company has highlighted these amounts because it does not expect such foreign exchange gains or losses relating to financial transactions to recur in future periods.

(3)
Net earnings for the first half of 2008 included total gains of $8,304 ($7,295 after tax) recorded on the sale of excess property. The Company highlighted this amount because it does not consider this gain to be part of the normal course of its operations.

Consolidated Statements of Operations	Three months	Three months
(Amounts in table and related footnotes are in USD	ended June 30,	ended June 30,
thousands, except share and per share amounts)	2009	2008
	(unaudited)	(unaudited)

Gross auction proceeds	$1,109,331	$1,163,546

Auction revenues	$120,459	$115,822
Direct expenses	16,113	16,381

	104,346	99,441

Expenses
Depreciation and amortization	7,607	5,983
General and administrative (1)	41,384	42,778

Earnings from operations	55,355	50,680

Other income (expense)
Interest expense	(64)	(144)
Interest income	601	1,061
Foreign exchange gain (loss) (1) (2)	(167)	1,887
Gain (loss) on disposition of capital assets (3)	(52)	7,217
Other income	400	434

Earnings before income taxes	56,073	61,135

Income taxes	17,226	15,216

Net earnings (2) (3)	$38,847	$45,919

Net earnings per share	$0.37	$0.44
Net earnings per share — diluted	$0.37	$0.43

Weighted average shares outstanding	105,066,310	104,714,893
Diluted weighted average shares outstanding	106,034,620	105,772,717

Net earnings in accordance with Canadian GAAP	$38,847	$45,919
Less: after-tax foreign exchange impact of financing transactions (2)	—	(682)
Less: after-tax gain on sale of property (3)	—	(7,295)

Adjusted net earnings	$38,847	$37,942

Adjusted net earnings per share	$0.37	$0.36
Adjusted net earnings per share — diluted	$0.37	$0.36

(1)	Figures have been reclassified to conform with presentation adopted at December 31, 2008.

(2)
Net earnings for the second quarter of 2008 included a foreign exchange gain of $205 ($175 after tax, or less than $0.01 per diluted share). The bank debt was assigned in January 2009 to a U.S. dollar denominated subsidiary to eliminate this foreign exchange exposure. In addition, the foreign exchange gain recorded in the second quarter of 2008 included the reclassification to net earnings of foreign currency translation gains of $680 ($507 after tax, or less than $0.01 per diluted share). These gains were previously recorded in the cumulative translation adjustment account and were reclassified in the second quarter of 2008 as a result of the settlement of a number of foreign currency denominated intercompany loans that had been considered long-term in nature. No long-term intercompany loans were settled in the second quarter of 2009 that resulted in a significant foreign exchange adjustment. The Company has highlighted these amounts because it does not expect such foreign exchange gains or losses relating to financial transactions to recur in future periods.

(3)
Net earnings for the second quarter of 2008 included total gains of $8,304 ($7,295 after tax) recorded on the sale of excess property. The Company highlighted this amount because it does not consider this gain to be part of the normal course of its operations.

Selected Balance Sheet Data (USD thousands)	June 30, 2009	December 31, 2008
	(unaudited)

Current assets	$405,482	$193,940
Current liabilities	331,649	146,831

Working capital	$73,833	$47,109

Total assets	979,954	689,488
Long-term debt	120,637	67,411
Total shareholders’ equity	514,863	465,162

Selected Operating Data (unaudited)	Six months ended	Six months ended
	June 30, 2009	June 30, 2008

Auction revenues as percentage of gross auction proceeds	10.70%	10.14%
Number of consignments at industrial auctions	18,045	18,786
Number of bidders at industrial auctions	177,012	139,864
Number of buyers at industrial auctions	50,817	41,248
Number of permanent auction sites	31	30
Number of regional auction units	8	8
For further information, please contact:
Jeremy Black
Vice President, Business Development
Corporate Secretary

Phone: Fax: Email:	604 273 7564 604 273 2405 ir@rbauction.com